Exhibit 99.1

Medigus Ltd. Announces 2020 Financial Results

OMER, Israel, May 17, 2021 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions and innovative internet technologies, today announced its financial results for the year ended December 31, 2020 and reported that the Company’s annual report on Form 20-F, containing audited consolidated financial statements for the year ended December 31, 2020 was filed with the Securities and Exchange Commission on May 14, 2020.

For the year ended December 31, 2020, the Company reported revenues from products and services of approx. $531 thousands, an increase of approx. 95% compared to approx. $273 thousands for the year ended December 31, 2019. Our revenues in recent years were primarily derived from the sale of miniature camera and related equipment which we develop and manufacture and from development services.

The increase in revenues from miniature camera and related equipment was primarily due to the sale of products to A.M. Surgical by ScoutCam. Total revenues recorded from A.M. Surgical during 2020 amounted to approximately $383 thousands. Total revenues we recorded from A.M. Surgical during 2019 amounted to approximately $85 thousands. This increase was partially offset by decrease in revenues to other customers due to the COVID-19 pandemic impact on global markets and ScoutCam management decision to reduce sales to occasional customers and focus on larger projects. The attributed to the revenues from services comes from Eventer, which was consolidated commencing October 15, 2020.

The Company ended 2020 with a net loss of approx. $6.85 million representing a decrease of approx. 52%, compared to a net loss of approx. $14.18 million in 2019. The decrease was primarily due to a one-time IFRS listing expenses in 2019 of 10.01 million off-set by an increase in General and administrative expenses of 2.41 million in 2020.

Cash and Cash equivalents totaled $22.36 million as of December 31, 2020, compared to $7.04 million on December 31, 2019. The increase was primarily due to Net cash generated from financing activities for the year ended December 31, 2020 of $22,95 million, an increase of $19.79 million, compared to net cash generated from financing activities of $3.16 million for the year ended December 31, 2019.

The activities carried out by Medigus, and our subsidiaries are focused on medical-related devices and products on internet and other online-related technologies, and vehicle and wireless charging activities.

2020- 2021 Highlights:

Electric Vehicles Activity Overview

1.	Charging Robotics Ltd., a robotic solution for wireless charging of electric vehicles - On January 7, 2021, Medigus entered into an agreement to purchase a provisional patent filed with the United States Patent and Trademark Office and know-how relating to wireless vehicle battery charging technology in consideration for $75,000. Furthermore, the Company entered a collaboration agreement with the seller, whereby the Company committed to invest $150,000 in a newly incorporated wholly owned subsidiary of the Company, Charging Robotics.

2.	Revoltz Ltd., a New Joint Venture developing EV micro mobility vehicles - On February 19, 2021, Medigus entered into a joint venture agreement, with Amir Zaid and Weijian Zhou and the Company’s wholly owned subsidiary, Charging Robotics, for the purpose of developing and commercializing three modular electric vehicle (EV) micro mobility vehicles for urban individual use and “last mile” cargo delivery. Pursuant to the terms of the joint venture agreement, Medigus will own initially 19.99%, upon the consummation of an investment in a milestone financing of $1,350,000 in the aggregate, Medigus will be entitled to own 50.01% of the issued and outstanding share capital of the joint venture.

Medical Activity Overview

1.	ScoutCam Inc. (OTCQB:SCTC): Commercially, ScoutCam has received purchase orders for its products from a Fortune 500 company in the healthcare sector and has been added to the Approved Supplier List of a leading healthcare company. ScoutCam is examining and pursuing additional applications for the micro ScoutCam™ portfolio outside of the medical device industry, including, among others, the defense, aerospace, automotive, and industrial non-destructing-testing industries, and plans to further expand the activity in these non-medical spaces. On May 19, 2020, ScoutCam entered into and consummated a securities purchase agreement with M. Arkin (1999) Ltd. in connection with an investment of $2,000,000. Since September 14, 2020, ScoutCam’s common stock is quoted on the OTCQB Venture Market. On April 2021, ScoutCam consummated a private placement of $20 million.

2.	Polyrizon Ltd., Protective Biological Gels - In July 2020, Medigus entered into an ordinary share purchase agreement with Polyrizon, pursuant to which Medigus purchased 19.9% of Polyrizon’s issued and outstanding capital stock on a fully diluted basis for aggregate gross proceeds of $10,000. In addition, Medigus has an option to invest an additional amount of up to $1,000,000 in consideration for shares of Polyrizon such that following the additional investment, Medigus will own 51% of Polyrizon’s share capital on a fully diluted basis, excluding outstanding deferred shares, as defined in the share purchase agreement.

e-Commerce Activity Overview

Smart Repair Pro Inc. and Purex Corp., online stores for the sale of various consumer products on the Amazon marketplace - On October 8, 2020, Medigus entered into purchase agreements with Smart Repair Pro, Purex, and their respective stockholders, to acquire 50.01% of each of Smart Repair Pro and Purex issued and outstanding share capital on a fully diluted basis and invested an aggregate amount of $1,250,000 in Smart Repair Pro and Purex, to issue $500,000 worth of restricted ADSs to the current stockholders of such companies. In addition, the companies’ current shareholders are entitled to additional milestone issuances of up to an aggregate $750,000 in restricted ADSs subject to the achievement by Smart Repair Pro and Purex of certain milestones throughout 2021. The transactions contemplated in the definitive agreements closed on January 4, 2021. Smart Repair Pro has completed processes with Amazon, which will allow for it to open its stores for sale to consumers in the U.S., Australia, the United Kingdom, Germany and additional countries in Europe. On February 2, 2021, Medigus entered into a loan and pledge agreement with Medigus' majority owned subsidiary Smart Repair Pro and its other stockholder, to finance Smart Repair Pro’s additional purchases of three new brands on the Amazon online marketplace. Pursuant to the Smart Repair Pro loan and pledge agreement, Medigus extended a $3.76 million loan, with an annual interest of 4%, to be repaid on the fifth anniversary of the effective date.

Internet Activity Overview

1.	Gix Internet Ltd., Ad-Tech and Online Advertising - During 2020, Medigus elected to convert all of its ordinary shares in Linkury, a subsidiary of Gix, into Gix’s ordinary shares, as part of Medigus investment agreement in Gix. As of the expected completion of the conversion, Medigus will own approximately 33% of Gix’s issued and outstanding share capital.

2.	Eventer Technologies Ltd., Online Event Management, a technology company engaged in the development of unique tools for automatic creation, management, promotion, and billing of events and ticketing sales. On October 14, 2020, Medigus signed a share purchase agreement and a revolving loan agreement with Eventer. As part of the share purchase agreement and the revolving loan agreement, Medigus invested $750,000 and as of the completion of the investment held 50.1% of Eventer’s issued and outstanding share capital on a fully diluted basis. On November 30, 2020, Eventer signed a commercial licensing agreement with virtual entertainment and event technology company, Screenz Cross Media Ltd. On April 8, 2021, Eventer consummated a share purchase agreement at an aggregate amount of $2.25 million, out of which Medigus invested $300,000 and currently holds approximately 47.69% of Eventer shares on a fully diluted basis.

About Medigus

Medigus is traded on the Nasdaq Capital Market. To learn more about the company’s advanced technology, please visit www.medigus.com.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of Medigus’ management and its knowledge of the relevant market. Medigus has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of Medigus’ activity to differ significantly from the content and implications of such statements. Risk factors affecting Medigus are discussed in detail in Medigus’ filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and Medigus undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise.

Contact (for media only)

Oz Adler
Chief Financial Officer
+972-8-6466-880
ir@medigus.com

3